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                                                                  Exhibit (c)(4)

From: Marsh & McLennan Companies, Inc.


To:   The Board of Directors
      Sedgwick Group plc
      Sackville House
      143-152 Fenchurch Street
      London



                                                               25th August, 1998

Dear Sirs,

                      Recommended Offer on Behalf of Marsh

      We refer to the recommended offer to be made on behalf of Marsh & McLennan Companies, Inc. ("Marsh") for the entire issued share capital of Sedgwick Group plc ("Sedgwick") as set out in the press announcement to be issued by Marsh today (the "Press Announcement"). Terms defined in the Press Announcement have the same meaning when used in this letter. The purpose of this letter is to record the agreement reached between ourselves as to each party's respective obligations to facilitate the closing of the Offer and other related matters.

1. Marsh undertakes and confirms that it will not invoke any of the conditions (e) to (i) (inclusive) of the Offer in relation to:-

      (a) circumstances which would otherwise give rise to a right to invoke such condition where there has been fair disclosure of such circumstances to Marsh or its advisers by or on behalf of Sedgwick prior to the issue of the Press Announcement;

      (b) the exercise or intended exercise by Securfin SpA of any rights they may have pursuant to the 1997 Joint Venture Agreement between Sedgwick, Sedgwick Internationaal BV, Securfin SpA. Altrida Investments BV, Mrs. L. Moratti and Mr. G. M. Moratti as a consequence of the matters referred to in condition (e); or

      (c) any monies borrowed, indebtedness or other liabilities referred to in condition (e)(i) pursuant to agreements disclosed to Marsh prior to the issue of the Press

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            Announcement being declared repayable as a consequence of the matters referred to in condition (e).

2. Marsh undertakes and confirms that it will make proposals to participants in Sedgwick's Share Option Schemes in accordance with Annexure 1 to this letter as soon as reasonably practicable after the date (the "Unconditional Date") on which the Offer becomes or is declared unconditional in all respects.

3. Marsh undertakes that, if the Offer becomes or is declared unconditional in all respects and any employee of any member of the Sedgwick Group is made redundant on or before 31st December, 1999, he or she shall be entitled to a redundancy payment which will be no less favourable than he or she would have received under the current redundancy policies operated by the Sedgwick Group in the UK, US and other countries as appropriate (including the standard practice in the UK of making full payment in respect of salary and benefits in lieu of the employee's full notice period).

4. Marsh undertakes and confirms that in addition to other schemes operated by the Marsh Group, in which employees of the Sedgwick Group will be entitled to participate, it will establish a scheme consistent with the principles set out in Annexure 2 and grant awards to individuals in accordance with the terms of that Annexure and the appendix thereto. Sedgwick Group acknowledges that within 48 hours (or such longer period as Mr. White-Cooper and Marsh may agree) following exchange of this letter Marsh may wish to discuss the details of the job descriptions set out in such appendix and Sedgwick Group confirms that modifications may be made thereto by agreement between Marsh and Mr. White-Cooper on behalf of Sedgwick Group. Sedgwick Group confirms that it will co-operate in good faith and take into account the reasonable representations of Marsh in respect of these matters. In particular the points expressed to be outstanding in the fax from Jack Sinnott to Rob White-Cooper of 24th August, 1998 are to be clarified and confirmed between Rob White-Cooper and Marsh.

5. Marsh recognises that the terms of the Sedgwick Group's Senior Executive Incentive Plans and its Senior Incentive Plan will be affected if the Offer becomes or is declared unconditional in all respects. Marsh is aware that the Board and Compensation Committee of Sedgwick have adopted and amended the rules of the relevant schemes in the manner set out in Annexure 3. Marsh confirms it will honour such course of action. Marsh recognises that the bonuses payable under these schemes will depend upon the continuing performance of the Sedgwick Group following any change of control and undertakes that it will continue to operate the plans and apply the performance targets in a manner consistent with their spirit and intention based on the relevant business structure and accounting principles in use prior to the making of the Offer. Marsh recognises that it is intended the Senior Incentive Plan and the Senior Executive Incentive Plan will not be operated in respect of 1999 and future years without its consent.
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6.    Marsh undertakes to grant options within a period of 12 months after the
      Unconditional Date over 2 million Marsh Shares to Sedgwick executives to be agreed between Marsh and Sedgwick but with each individual receiving no less than 1,500 Shares and save for certain exceptional circumstances no more than 9,000 Shares under the MMC 1997 Employee Incentive and Stock Award Plan.

Insofar as paragraphs 2 to 6 inclusive relate to or for the benefit of employees of the Wider Sedgwick Group this letter, subject to such amendments as may be agreed between Marsh and Sedgwick before the Unconditional Date, is given for the benefit of such employees and as such will take effect as a deed.

This letter will be governed by and construed in accordance with English law.



Signed and delivered as a deed           )
by Gregory Van Gundy                     )
duly authorised for and on behalf of     )    GREGORY VAN GUNDY
Marsh & McLennan Companies, Inc.         )
in the presence of:                      )




DAVID J FRIEDMAN

                                   Annexure 1

      This note sets out the proposals which Marsh will make to Sedgwick's optionholders if the Offer becomes unconditional.

Executive Share Option Schemes:   1984 Executive Share Option Scheme
                                  Executive Share Option Scheme 1995
1. Participants may exercise their options in the normal way and then either sell their Sedgwick shares or accept the Offer on whatever terms are available to shareholders generally at the time of such acceptance. Any applicable performance conditions have, in accordance with the Scheme rules and subject to Inland Revenue approval, been waived by Sedgwick.

      Marsh will use reasonable endeavours to arrange a procedure whereby participants will have the ability to exercise using a short term loan facility provided by a third party banker or lending institution.

2. Marsh will make available a cash cancellation offer as an alternative to exercise. The cash cancellation amount will be paid without deduction of tax save to the extent that Marsh or any company in the Sedgwick Group has an obligation to apply PAYE to such an amount and will be available for acceptance for a period of at least 21 days after it is made. The offer will be the difference between the consideration per Share available under the main Offer less the amount payable on exercise.

3. The management of Marsh shall recommend to the Compensation Committee that Marsh should offer participants the opportunity to cancel their existing options in return for new economically equivalent options over Marsh shares, if possible in accordance with the rules of the relevant scheme, provided that such exchange would not cause any material adverse tax, legal or accounting consequences to Marsh.

Saye Share Option Schemes:        Employee Savings Related Share Option
                                  Scheme 1995
                                  Employee Savings Related Share Option Scheme
                                  Overseas Savings Related Share Option
                                  Scheme 1995
1. Participants may exercise their options using the repayments due under the related savings contract. They may then either sell their Sedgwick shares or accept the Offer as described above.

2. For the purposes of the Overseas Scheme if proposals to optionholders, to the extent that such proposals (including merely a notification that options are exercisable) can lawfully be made in the relevant jurisdiction, have not been made before Marsh becomes entitled to acquire shares under section 428 to 430 of the Companies Act 1985, the directors of Sedgwick will give notice to optionholders pursuant to Rule 10.4 that their option(s) will not lapse until at least 21 days after any proposals have been made.

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3.    A cash cancellation offer will be available as an alternative to exercise described above. To determine the number of shares in respect of which the cash cancellation offer is made, a "notional repayment" under the related savings contract will be divided by the relevant exercise price. The notional repayment will be the aggregate of the contributions that a participant has made to the savings contract as at the Unconditional Date.
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                                   Annexure 2

                               Proposed New Scheme

1. Marsh will, subject to its Offer for the issued share capital of Sedgwick being declared unconditional in all respects,

      (a) undertake to establish with effect from the date of such declaration a new retention scheme in the form set out in this attachment; and

      (b) grant awards under such scheme to those individuals named in the attached Appendix and such other individuals as shall be agreed between Marsh and Sedgwick as set out below.

2. The amount of Marsh deferred stock units made available for initial awards to the participants under the scheme shall have an aggregate value of approximately US$80 million measured at the date when the Offer is declared unconditional in all respects.

3. The total amount available shall be allocated between individual participants so that each individual receives an award of deferred stock units with a value of between 100% of his basic salary and US$1 million unless otherwise agreed with Marsh. Where a number is specified against the individual's name in the attached appendix he will be granted an award in respect of that number of deferred stock units as soon as reasonably practicable after the Offer is declared unconditional in all respects. The allocation of the remaining balance of unallocated deferred stock units shall be agreed by Rob White-Cooper (or his successor) and Marsh as soon as reasonably practicable after the date of the letter to which this is an attachment and in any event not later than three months after such date. Marsh undertakes to grant an Award in respect of such number of deferred stock units as soon as reasonably practicable after the Offer is declared unconditional in all respects and such agreement is reached.

4. Each award shall take the form of an award over a number of Marsh deferred stock units denominated in US$ and shall be granted in such manner and evidenced in such form as Marsh and Sedgwick shall agree. Participants will not be required to pay any monetary consideration either at the time of grant or vesting of the award. Participants will be required to comply with any arrangements for the payment of tax arising in connection with the awards which Marsh and Sedgwick agree.

5. In normal circumstances the award shall vest in respect of the total number of shares subject to the award after the third anniversary of the earlier of the date of the award and the date the offer is declared unconditional in all respects. When the award vests the participant will receive one share of Marsh common stock for each deferred stock unit.

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6.    Early vesting of an award (including any part which has not vested) will however, be permitted if the participant's employment with the Marsh Group ends prior to the relevant anniversary except in circumstances where it is terminated by his employer for cause or where the participant resigns other than for death, disability or in circumstances when he is entitled to do so by reason of the employer's conduct. Vesting will also occur if the company by which the participant is employed or the business in which he works is sold outside the Marsh group. The early vesting of awards in full will also occur in the event of a change of control (as defined in the Marsh 1997 Employee Incentive and Stock Award Plan) of Marsh.

7. Marsh common stock issued under this new scheme will rank equally in all respects with existing common stock except for rights attaching to such common stock by reference to a record date prior to vesting.

8. In the event of any variation in the capital of Marsh the number and nominal amount of deferred stock units subject to any award may be adjusted by the directors of Marsh in such manner as they reasonably determine on objective grounds to be an equitable adjustment, which is broadly consistent with equivalent adjustments made for the purposes of other Marsh employee stock and incentive plans.
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                                    Appendix

--------------------------------------------------------------------------------
      Name              Position on Offer Becoming       Agreed Target Value of
                               Unconditional              Deferred Stock Units
--------------------------------------------------------------------------------
Sax Riley           A non-executive director of Marsh    No DSU
                    & McLennan Companies Inc and to
                    help develop clients and markets.

                    To retain membership of the
                    Lloyd's market board and
                    chairmanship of the Lloyds
                    corporate capital vehicles.
--------------------------------------------------------------------------------
Rob White-Cooper    An executive director of Marsh &     US$1,000k
                    McLennan Companies Inc and to
                    be Chairman of Sedgwick Marsh &
                    McLennan, an umbrella
                    company/division overseeing
                    various of the Groups operations,
                    principally but not exclusively,
                    outside of the Americas.

                    Rob will work in partnership with
                    Norman Barham as President both
                    of whom will report to Jack
                    Sinnott. Rob will also be a
                    member of any appropriate broking
                    or reinsurance broking holding
                    company board/executive
                    committees.
--------------------------------------------------------------------------------
Richard Titley      A director of Sedgwick, Marsh &      US$380k
                    McLennan or other more
                    appropriate board until his
                    retirement at the end of 1999.
--------------------------------------------------------------------------------
Jeremy Pinchin      To be considered further as quickly  US$750k
                    as possible.
--------------------------------------------------------------------------------
Stuart Tarrant      To remain a London based senior      No DSU
                    executive pending his retirement at
                    the end of 1998.
--------------------------------------------------------------------------------

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
--------------------------------------------------------------------------------
David Trezies       CEO worldwide of Global Marine       US$800k
                    and Energy, Global Aviation and
                    Global FinPro based in London to
                    report to Norman Barham.

                    David also to be a member of the
                    appropriate insurance broking
                    boards for the Americas and the
                    Rest of the World. (Sedgwick,
                    Marsh & McLennan).
--------------------------------------------------------------------------------
Quill Healey        Chairman of the Americas based in    US$1,000k
                    Atlanta with Bob Newhouse
                    (President & CEO) both reporting
                    to Jack Sinnott. Specific
                    responsibilities, authorities and
                    reporting lines to be agreed. Also
                    to be a member of the worldwide
                    J&H Marsh & McLennan
                    Companies board.
--------------------------------------------------------------------------------
                                                            Agreed target value
--------------------------------------------------------------------------------

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                                   Annexure 3

                 Sedgwick Group Senior Executive Incentive Plans

1. Under the Scheme participants receive both an annual bonus and a deferred bonus. The deferred bonus is payable not later than 3 years after the date of grant but is adjusted to reflect the change in price of a Sedgwick share between the date of grant and the date falling 3 years later.

2. Pursuant to the unlimited power of amendment, Sedgwick introduced at the instigation of the compensation committee a new rule providing that in the event of a change of control occurring following an offer to acquire all the issued share capital of the company deferred bonuses adjusted on the basis set out in 3 below would be paid out in full.

3. The adjustment is made by reference to the change in the Sedgwick share price from the date of grant to the date the offer becomes unconditional.

4. In respect of any current financial year for which annual bonuses are automatically payable, the amount of the annual bonus will be determined on the basis of actual performance during the relevant period and the payment will be made as soon as practicable after the first date when actual performance for the relevant period can be assessed. The payment will be made in cash and will include an additional cash sum of equal value to a participant's annual bonus representing the deferred bonus to which he would have been entitled but without making any adjustment for changes in the share price.

                           1998 Senior Incentive Plan

1. Sedgwick has adopted a new senior incentive plan under which bonuses will be payable by reference to performance targets achieved during the course of 1998. Up to 50% (or such other relevant percentage applicable to the individual) of the bonus can be deferred with a matching element in Sedgwick shares awarded.

2. The rules provide that on a change of control of Sedgwick during the year the bonus for that year will become automatically payable, and not be subject to any continuation of employment thereafter, and shall be determined on the basis of actual performance during the relevant financial year (1998) but shall be not less than the amount which would have been payable if the target performance had been achieved.

3. A payment will also be made on the basis that the participant would have taken 50% (or such other relevant percentage applicable to the individual) of his bonus on a deferred basis and satisfied any necessary conditions until the end of the relevant retention period. For the purposes of calculating the value of the payment the value of any

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      Sedgwick shares which would have otherwise been transferable to the participant shall be equal to their market value based on the terms of any offer to obtain control of Sedgwick.

4. Any payment under the Plan will be made as soon as practicable after the first date when actual performance for the relevant financial year can be assessed.

5. There are currently no matching and deferred bonus shares subject to a Retention Period under this Plan.